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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                               Mitek Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   606710-200
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   May 5, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 606710-200                  13G             PAGE    2  OF   6  PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                             John H. Harland Company
                                   58-0278260


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                           Georgia

NUMBER OF SHARES                  5     SOLE VOTING POWER             2,464,284
BENEFICIALLY OWNED BY EACH
REPORTING                         6     SHARED VOTING POWER                   0
PERSON WITH
                                  7     SOLE DISPOSITIVE POWER        2,464,284

                                  8     SHARED DISPOSITIVE
                                        POWER                                 0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                       2,464,284

    (Not to be construed as admission of beneficial ownership of all shares)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                          [_]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      17.8%


12       TYPE OF REPORTING PERSON*

                                       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 606710-200                13G             PAGE     3   OF   6   PAGES


ITEM 1(a).  NAME OF ISSUER:

         Mitek Systems, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         14145 Danielson St., Suite B
         Poway, CA 92064

ITEM 2(a).  NAME OF PERSON FILING:

         John H. Harland Company

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         2939 Miller Road
         Decatur, Georgia  30035

ITEM 2(c).  CITIZENSHIP:

         John H. Harland Company is incorporated under the laws of the State of Georgia

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2(e).  CUSIP NUMBER:

         606710-200

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [_] Broker or dealer registered under Section 15 of the Exchange
                 Act;
         (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;
         (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
         (d) [_] Investment company registered under Section 8 of the Investment Company Act;
         (e) [_] An investment adviser in accordance with Rule 13(d)-1(b)(1)(ii)(E);
         (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
         (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
         (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
         (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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CUSIP NO. 606710-200                  13G             PAGE     4  OF   6   PAGES


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:  2,464,284 shares of common stock

         (b)  Percent of class:  17.8%(1)

         (c)  Number of shares as to which such person has:

                                     (i)                  (ii)                   (iii)                  (iv)
                                Sole Power to        Shared Power to         Sole Power to         Shared Power to
                                 Vote or to            Vote or to            Dispose or to          Dispose or to
                               Direct the Vote       Direct the Vote          Direct the             Direct the
                               ---------------       ---------------         Disposition of         Disposition of
                                                                             --------------         ---------------
John H. Harland Company           2,464,284                 0                  2,464,284                  0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         N/A



--------
(1) This percentage is calculated by dividing John H. Harland Company's (the "Company") beneficial ownership (2,142,856 shares of Common Stock plus 321,428 Warrants to purchase Common Stock) by the sum of (A) 12,460,909 (the number of shares of Mitek Systems, Inc. Common Stock outstanding on March 16, 2005 as reported in its Proxy Statement filed with the SEC on April 1, 2005), (B) 321,428 (the Warrants) and (C) 1,071,428 (Common Stock acquired by
John H. Harland Company on May 5, 2005).



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CUSIP NO. 606710-200                  13G             PAGE     5  OF   6   PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A

ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO. 606710-200                  13G             PAGE    6  OF   6   PAGES


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           May 13, 2005
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                                                DATE


                       John H. Harland Company

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                                              SIGNATURE


                       John C. Walters/Senior Vice President and General Counsel
                       --------------------------------------------------------
                                             NAME/TITLE